UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SEC File Number 001-37649

FORM 12b-25	CUSIP Number 98978K107

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR
For Period Ended: December 31, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Zoom Telephonics, Inc.
Full Name of Registrant

Former Name if Applicable

225 Franklin Street, 26th Floor
Boston, MA 02110
Address of Principal Executive Office (Street and Number)
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form  20-F, Form 11-K, Form N-CEN or Form  N-CSR, or portion thereof, will be filed  on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the  prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Zoom Telephonics, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the “Annual Report”) within the prescribed time period without unreasonable effort or expense. The compilation, dissemination and review of the financial information required to be presented in the Form 10-K has imposed time constraints on the Company’s management that have rendered timely filing of the Form 10-K impractical without undue hardship and expense to the Company. The Company is working diligently to address the foregoing matters and intends to file its Form 10-K on or before the prescribed due date pursuant to this Form 12b-25.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jacquelyn Barry Hamilton	(617)	423-1072
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  ☒ Yes   ☐ No

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes   ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net sales for fiscal year 2019 increased 16.4% to $37.6 million from $32.3 million for 2018. Sales increased mostly through retail and e-tail channels. Sales grew in routers, MoCA adapters, and DSL products, with the largest sales increase in cable modems and cable modem routers.

Gross profit in fiscal year 2019 was $10.9 million or 29.0% of net sales, down from $11.6 million or 36.0% of net sales for fiscal year 2018.  The decrease in gross profit and gross margin from prior year was primarily due tariff costs of $3.2 million.

Operating expenses in fiscal year 2019 were $14.1 million or 37.6% of net sales, versus $11.6 million or 35.9% of net sales in fiscal year 2018. Selling expenses increased approximately $1.1 million to $9.2 million for the year, as increases in trademark royalty costs and brick-and-mortar retailer marketing expenses, were partially offset by savings in advertising costs. General and administrative expenses increased approximately $1.0 million to $2.7 million for fiscal year 2019, due to increased salary and related expenses, consulting, outside service costs, and a one-time bad debt provision. Research and development expenses were $2.2 million for fiscal year 2019, up from $1.8 million in fiscal year 2018. The increase of approximated $0.5 million was primarily due salary and related costs, and increased product testing, certification and software development costs.

The Company reported a net loss of $3.28 million or $0.18 per share for fiscal year 2019, compared to net loss of $74 thousand or $0.00 per share for fiscal year 2018. This increase in net loss from prior year was primarily due to tariff costs of $3.2 million.

Zoom Telephonics, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2020	By:	/s/ Jacquelyn Barry Hamilton
Jacquelyn Barry Hamilton
Chief Financial Officer

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).